NEWS RELEASE
February 8, 2011	Release 02-2011

WESTERN COPPER TO TRADE ON THE NYSE AMEX

VANCOUVER, B.C. – Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; AMEX:WRN) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange (“NYSE”) Amex in the United States. The Company expects the shares to begin trading on or about Wednesday, February 9, 2011 under the trading symbol “WRN”. The Company will retain its current listing on the Toronto Stock Exchange (“TSX”).

“We are very pleased to list on the NYSE Amex, this is an important milestone for Western Copper.” said Dale Corman, Chairman & CEO. “With a significant number of US shareholders already in place, listing on the NYSE Amex will help us obtain even greater market recognition and visibility in the US, enabling relations with new financial partners and providing all of our shareholders with increased liquidity.”

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Investor Relations & Corporate Communications, at 604.684.9497 or email info@westerncoppercorp.com

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com